Interim Condensed Consolidated Financial Statements of Alithya Group inc. For the three and six months ended September 30, 2024 and 2023 (unaudited)

Exhibit 99.1

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		For the three months ended September 30,		For the six months ended September 30,
(in thousands of Canadian dollars, except per share data) (unaudited)		2024	2023	2024	2023
	Notes	$	$	$	$
Revenues	11	111,514	118,492	232,389	250,087
Cost of revenues	7	77,386	83,701	159,731	177,203
Gross margin		34,128	34,791	72,658	72,884

Operating expenses
Selling, general and administrative expenses	7	25,869	29,930	57,528	62,429
Business acquisition, integration and reorganization costs	8	549	2,663	1,332	3,768
Depreciation	7	1,102	1,498	2,197	3,166
Amortization of intangibles		4,635	6,177	9,279	13,001
Foreign exchange loss (gain)		259	112	242	(16)
		32,414	40,380	70,578	82,348
Operating income (loss)		1,714	(5,589)	2,080	(9,464)
Net financial expenses	9	1,502	3,073	3,874	6,293
Earnings (loss) before income taxes		212	(8,662)	(1,794)	(15,757)
Income tax expense
Current		195	86	299	287
Deferred		287	428	939	377
		482	514	1,238	664
Net loss		(270)	(9,176)	(3,032)	(16,421)

Other comprehensive (loss) income
Items that may be classified subsequently to profit or loss
Cumulative translation adjustment on consolidation of foreign subsidiaries		(330)	1,436	215	24
		(330)	1,436	215	24
Comprehensive loss		(600)	(7,740)	(2,817)	(16,397)

Basic and diluted loss per share	6	(0.00)	(0.10)	(0.03)	(0.17)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2024 and 2023	| 2

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at		September 30,	March 31,
(in thousands of Canadian dollars) (unaudited)		2024	2024
	Notes	$	$
Assets
Current assets
Cash		12,429	8,859
Accounts receivable and other receivables		92,457	98,808
Unbilled revenues		14,834	14,937
Tax credits receivable		9,404	9,942
Prepaids		7,089	7,069
		136,213	139,615
Non-current assets
Tax credits receivable		5,569	10,938
Other assets		1,483	2,267
Property and equipment		4,214	4,590
Right-of-use assets		4,612	5,606
Intangibles		72,038	81,273
Deferred tax assets		4,856	5,715
Goodwill		166,327	166,493
		395,312	416,497

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities		66,678	74,917
Deferred revenues		23,932	25,293
Current portion of lease liabilities		3,656	4,136
Current portion of long-term debt	3	4,078	12,687
		98,344	117,033
Non-current liabilities
Contingent consideration		4,074	4,082
Long-term debt	3	104,893	104,695
Lease liabilities		6,027	7,384
Deferred tax liabilities		8,176	8,099
		221,514	241,293
Shareholders' equity
Share capital	4	313,599	312,409
Deficit		(160,002)	(157,370)
Accumulated other comprehensive income		4,821	4,606
Contributed surplus		15,380	15,559
		173,798	175,204
		395,312	416,497

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2024 and 2023	| 3

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the six months ended September 30, (in thousands of Canadian dollars, except share data) (unaudited)
	Notes	Shares outstanding	Share capital	Deficit	Accumulated other comprehensive income	Contributed surplus	Total
		Number	$	$	$	$	$
Balance as at March 31, 2024		95,415,248	312,409	(157,370)	4,606	15,559	175,204
Net loss		—	—	(3,032)	—	—	(3,032)
Other comprehensive income		—	—	—	215	—	215
Total comprehensive (loss) income		—	—	(3,032)	215	—	(2,817)
Share-based compensation	5	—	—	—	—	1,464	1,464
Share-based compensation granted on business acquisition	5	—	—	—	—	573	573
Issuance of Subordinate Voting Shares pursuant to vesting of share-based compensation granted on business acquisitions	4	622,420	1,971	—	—	(1,971)	—
Shares purchased for cancellation	4	(205,483)	(717)	315	—	—	(402)
Shares purchased for settlement of RSUs	4,5	(63,856)	(223)	85	—	—	(138)
Delivery of Subordinate Voting Shares upon settlement of RSUs	4,5	63,856	159	—	—	(245)	(86)
Total contributions by, and distributions to, shareholders		416,937	1,190	400	—	(179)	1,411
Balance as at September 30, 2024		95,832,185	313,599	(160,002)	4,821	15,380	173,798

Balance as at March 31, 2023		95,195,816	311,967	(141,481)	4,610	14,092	189,188
Net loss		—	—	(16,421)	—	—	(16,421)
Other comprehensive income		—	—	—	24	—	24
Total comprehensive (loss) income		—	—	(16,421)	24	—	(16,397)
Share-based compensation	5	—	—	—	—	1,679	1,679
Share-based compensation granted on business acquisition	5	—	—	—	—	1,287	1,287
Issuance of Subordinate Voting Shares pursuant to vesting of share-based compensation granted on business acquisition		622,421	1,924	—	—	(1,924)	—
Shares purchased for cancellation		(139,512)	(487)	163	—	—	(324)
Issuance of Subordinate Voting Shares from exercise of stock options		2,500	8	—	—	(2)	6
Issuance of Subordinate Voting Shares from settlement of RSUs		14,707	33	—	—	(33)	—
Cash settlement of RSUs issued as share-based compensation		—	—	—	—	(371)	(371)
Total contributions by shareholders		500,116	1,478	163	—	636	2,277
Balance as at September 30, 2023		95,695,932	313,445	(157,739)	4,634	14,728	175,068

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2024 and 2023	| 4

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three months ended September 30,		For the six months ended September 30,
(in thousands of Canadian dollars) (unaudited)		2024	2023	2024	2023
	Notes	$	$	$	$

Operating activities
Net loss		(270)	(9,176)	(3,032)	(16,421)
Adjustments for:
Depreciation and amortization		5,737	7,675	11,476	16,167
Net financial expenses	9	1,502	3,073	3,874	6,293
Share-based compensation	5	696	1,245	2,037	2,966
Deferred taxes		287	428	939	377
Unrealized foreign exchange (gain) loss		(63)	433	(117)	89
Realized foreign exchange loss (gain) on repayment of long-term debt		72	(27)	126	(27)
Impairment of property and equipment and right-of-use assets and loss on lease termination		—	—	—	1,383
Settlement of RSUs		—	—	—	(371)
Other		—	—	—	18
		7,961	3,651	15,303	10,474
Changes in non-cash working capital items	10	(4,979)	(20,931)	4,375	(20,157)
Net cash from (used in) operating activities		2,982	(17,280)	19,678	(9,683)

Investing activities
Additions to property and equipment		(369)	(71)	(608)	(266)
Additions to intangibles		(64)	—	(64)	(41)
Net cash used in investing activities		(433)	(71)	(672)	(307)

Financing activities
Increase in long-term debt, net of related transaction costs		32,038	39,598	66,332	70,361
Repayment of long-term debt		(30,173)	(37,441)	(74,978)	(66,606)
Repayment of lease liabilities, including lease termination costs		(1,198)	(987)	(2,712)	(1,958)
Exercise of stock options		—	6	—	6
Shares purchased for settlement of RSUs	4	—	—	(138)	—
Shares purchased for cancellation	4	(230)	(175)	(402)	(324)
Financial expenses paid	9	(1,403)	(2,890)	(3,610)	(5,885)
Net cash used in financing activities		(966)	(1,889)	(15,508)	(4,406)

Effect of exchange rate changes on cash		14	187	72	(101)
Net change in cash		1,597	(19,053)	3,570	(14,497)
Cash, beginning of period		10,832	27,139	8,859	22,583
Cash, end of period		12,429	8,086	12,429	8,086
Cash paid (included in cash flow from (used in) operating activities)
Income taxes paid		139	135	355	370

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2024 and 2023	| 5

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
1. GOVERNING STATUTES AND NATURE OF OPERATIONS
Alithya Group inc. (together with its subsidiaries, “Alithya” or the “Company”) is a professional services firm providing IT services and solutions through the optimal use of digital technologies in the areas of strategic consulting, enterprise transformation and business enablement.
The Company’s Class A subordinate voting shares (the “Subordinate Voting Shares”) trade on the Toronto Stock Exchange (“TSX”) under the symbol “ALYA”.
The Company’s head office is located at 1100, Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, Canada, H3B 3A5.
2. BASIS OF PREPARATION
Statement of Compliance
These interim condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, and should be read in conjunction with the annual audited consolidated financial statements for the year ended March 31, 2024. The Company applied the accounting policies adopted in its most recent annual audited consolidated financial statements for the year ended March 31, 2024, except for changes as detailed below.
These interim condensed consolidated financial statements were approved and authorized for issue by the Board of Directors (the “Board”) on November 13, 2024.
Basis of Measurement
These interim condensed consolidated financial statements have been prepared under the historical cost basis except for
•Identifiable assets acquired and liabilities and contingent liabilities resulting from a business combination, which are generally measured initially at their fair values at the acquisition date;
•Lease obligations, which are initially measured at the present value of the lease payments that are not paid at the lease commencement date; and
•Equity classified share-based payment arrangements which are measured at fair value at grant date pursuant to IFRS 2, Share-Based Payment.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2024 and 2023	| 6

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
2. BASIS OF PREPARATION (CONT’D)
ACCOUNTING STANDARD AMENDMENTS EFFECTIVE FOR THE YEAR ENDING MARCH 31, 2025
The following amendments to existing standards were adopted by the Company on April 1, 2024:
IAS 1 - Presentation of Financial Statements
On January 23, 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. After reconsidering certain aspects of the 2020 amendments, the IASB reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Additional disclosure will be required to help users understand the risk that those liabilities could become repayable within twelve months after the reporting date. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that: settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and when classifying liabilities as current or non-current, a company can ignore only those conversion options that are recognized as equity. The amendments to IAS 1 apply retrospectively and are effective for annual periods beginning on or after January 1, 2024. The amendments of IAS 1 had no impact on the Company’s interim condensed consolidated financial statements.
NEW ACCOUNTING STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE
At the date of authorization of these interim condensed consolidated financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:
IFRS 18 - Presentation and Disclosures in Financial Statements
On April 9, 2024, the IASB published the new IFRS 18 – Presentation and Disclosures in Financial Statements that will replace IAS 1 – Presentation of Financial Statements.
IFRS 18 covers four main areas:
•Introduction of defined subtotals and categories in the statement of profit or loss;
•Introduction of requirements to improve aggregation and disaggregation;
•Introduction of disclosures about management-defined performance measures (MPMs) in the notes to the financial statements; and
•Targeted improvements to the statement of cash flows by amending IAS 7 – Statement of Cash Flows.
IFRS 18 applies retrospectively and is effective for annual periods beginning on or after January 1, 2027, with earlier application permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2024 and 2023	| 7

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
2. BASIS OF PREPARATION (CONT’D)
IFRS 7 and IFRS 9 - Classification and measurement of Financial Instruments
In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The standard amendments clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system. Furthermore, they clarify the description of non-recourse assets and contractually linked instruments and they introduce additional disclosures for financial instruments with contractual terms that can change cash flows, and equity instruments classified at fair value through other comprehensive income. The amendments to IFRS 7 and IFRS 9 apply retrospectively and are effective for annual periods beginning on or after January 1, 2026, with earlier application permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.
3. LONG-TERM DEBT
The following table summarizes the Company’s long-term debt:

As at	September 30,	March 31,
	2024	2024
	$	$
Senior secured revolving credit facility (the "Credit Facility") (a)	85,183	81,073
Secured loans (b)	—	8,537
Subordinated unsecured loans (c)	20,000	20,000
Balance of purchase price payable with a nominal value of $4,210,000 (US$3,115,000) (March 31, 2024 - $8,436,000 (US$6,230,000)), non-interest bearing (4.4% effective interest rate), payable in annual installments of $4,210,000 (US$3,115,000), maturing on July 1, 2025	4,078	8,172
Unamortized transaction costs (net of accumulated amortization of $293,000 and $215,000)	(290)	(400)
	108,971	117,382
Current portion of long-term debt	4,078	12,687
	104,893	104,695

(a) The Credit Facility is available to a maximum amount of $140,000,000 which can be increased under an accordion provision to $190,000,000, under certain conditions, and can be drawn in Canadian dollars and the equivalent amount in U.S. dollars. It is available in prime rate advances, CORRA advances, SOFR advances and letters of credit of up to $2,500,000.
The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.75% to 1.75%, or CORRA or SOFR rates, plus an applicable margin ranging from 2.00% to 3.00%, as applicable for Canadian and U.S. advances, respectively. The applicable margin is determined based on threshold limits for certain financial ratios. As security for the Credit Facility, Alithya provided a first ranking hypothec on the universality of its assets excluding any leased equipment and Investissement Québec’s first ranking lien on tax credits receivable for the financing related to refundable tax credits. Under the terms of the agreement, the Company is required to maintain certain financial covenants which are measured on a quarterly basis.
The Credit Facility matures on April 1, 2026 and is renewable for additional one-year periods at the lender’s discretion, provided that the term of the Credit Facility never exceeds three years at a given time.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2024 and 2023	| 8

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
3. LONG-TERM DEBT (CONT’D)
As at September 30, 2024, the amount outstanding under the Credit Facility includes $70,283,000 (March 31, 2024 - $71,773,000) payable in U.S. dollars (US$52,000,000; March 31, 2024 - US$53,000,000).
The Company has an additional operating credit facility available to a maximum amount of $2,703,000 (US$2,000,000), bearing interest at the U.S. prime rate plus 1.00%. This operating credit facility can be terminated by the lender at any time. There was no amount outstanding under this additional operating credit facility as at September 30, 2024.
(b) The secured loans issued by Investissement Québec to finance the Company’s 2023 refundable tax credits have been full repaid during the six months ended September 30, 2024.
(c) The subordinated unsecured loans with Investissement Québec, in the amount of $20,000,000, mature on October 1, 2026 and are renewable for one additional year at the lender’s discretion. For the period up to October 1, 2025, the first $10,000,000 bears fixed interest rates ranging between 6.00% and 7.25% and the additional $10,000,000 bears interest ranging between 7.10% and 8.35%, determined and payable quarterly, based on threshold limits for certain financial ratios. The interest rates for the period between October 1, 2025 to October 1, 2026 will be communicated by the lender at the latest fifteen days prior to October 1, 2025. Once communicated, the Company will have the option to partially or fully repay the loans, without penalties, by October 1, 2025 at the latest.
Under the terms of the loans, the Company is required to maintain compliance with certain financial covenants which are measured on a quarterly basis.
(a)(c) The Company was in compliance with all of its financial covenants as at September 30, 2024 and March 31, 2024.
4. SHARE CAPITAL
The following table presents information concerning issued share capital activity for the period:

	Subordinate Voting Shares		Multiple Voting Shares
	Number of shares	$	Number of shares	$
Beginning balance as at April 1, 2024	88,141,000	307,585	7,274,248	4,824
Shares issued pursuant to vesting of share-based compensation granted on business acquisition	622,420	1,971	—	—
Shares purchased for cancellation	(205,483)	(717)	—	—
Shares purchased for settlement of RSUs	(63,856)	(223)	—	—
Delivery of shares upon settlement of RSUs	63,856	159	—	—
Ending balance as at September 30, 2024	88,557,937	308,775	7,274,248	4,824

During the six months ended September 30, 2024, the following transactions occurred:
•As part of the acquisition of Datum Consulting Group, LLC and its international affiliates (the “Datum Acquisition”), 622,420 Subordinate Voting Shares, with a total value of $1,971,000 (US$1,438,000), reclassified from contributed surplus, were issued as settlement of the second anniversary share consideration.
•205,483 Subordinate Voting Shares were purchased for cancellation under the Company's normal course issuer bid for a total cash consideration of $402,000 and a carrying value of $717,000. The excess of the carrying value over the purchase price in the amount of $315,000 was recorded as a reduction to deficit.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2024 and 2023	| 9

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
4. SHARE CAPITAL (CONT’D)
•63,856 Subordinate Voting Shares were purchased for settlement of RSUs for a total cash consideration of $138,000 and a carrying value of $223,000. The excess of the carrying value over the purchase price in the amount of $85,000 was recorded as a reduction to deficit. 103,748 RSUs were settled net of tax and 63,856 Subordinate Voting Shares were delivered with a carrying value of $159,000, which was reclassified from contributed surplus. The purchase and delivery of Subordinate Voting Shares upon settlement of RSUs were completed by the administrative agent of the Share Unit Plan (“SUP”), in accordance with the terms of the SUP and the Services Agreement entered into between the Company and the administrative agent.
5. SHARE-BASED COMPENSATION
Stock options
The following tables present information concerning outstanding stock options issued by currency:

	Number of stock options	Weighted average exercise price (CAD)
		$
Beginning balance as at April 1, 2024	3,320,696	3.22
Forfeited	(105,769)	3.24
Expired	(299,629)	3.12
Ending balance as at September 30, 2024	2,915,298	3.23
Exercisable at period end	2,216,546	3.23

	Number of stock options	Weighted average exercise price (USD)
		$
Beginning balance as at April 1, 2024	1,016,575	2.55
Forfeited	(42,250)	2.58
Ending balance as at September 30, 2024	974,325	2.54
Exercisable at period end	714,407	2.54

Included in the 2,216,546 stock options exercisable issued in Canadian dollars, 505,264 stock options are available to purchase Multiple Voting Shares at a weighted average exercise price of $2.74 as at September 30, 2024.
Deferred Share Units (“DSUs”)
The following table presents information concerning the outstanding number of DSUs for the period:

Number of DSUs

Beginning balance as at April 1, 2024	1,178,080
Granted to non-employee directors	187,993
Ending balance as at September 30, 2024	1,366,073

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2024 and 2023	| 10

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
5. SHARE-BASED COMPENSATION (CONT’D)
During the six months ended September 30, 2024, 187,993 fully vested DSUs, in aggregate, were granted under the Long Term Incentive Plan (“LTIP”) to non-employee directors of the Company at an average grant date fair value of $1.93, per DSU, for an aggregate fair value of $363,000.
As at September 30, 2024, included in the 1,366,073 DSUs are 1,061,385 DSUs issued under the LTIP and 304,688 DSUs issued under the SUP.
Restricted Share Units (“RSUs”)
The following table presents information concerning the outstanding number of RSUs for the period:

Number of RSUs

Beginning balance as at April 1, 2024	349,700
Settled	(103,748)
Ending balance as at September 30, 2024	245,952

RSUs issued under the SUP are settled in Subordinate Voting Shares purchased on the open market through the SUP’s administrative agent, and to the extent that the Company has an obligation under tax laws to withhold an amount for an employee’s tax obligation associated with the settlement, the Company settles RSUs on a net basis.
During the six months ended September 30, 2024, 103,748 RSUs issued under the SUP with a carrying value of $245,000, were settled on a net basis. 63,856 Subordinate Voting Shares were purchased on the open market and delivered, with an amount of $159,000 previously credited to contributed surplus transferred to share capital. The balance of 39,892 RSUs, representing an amount of $86,000, were surrendered for cancellation to satisfy the employee’s statutory withholding tax requirements and are included in accounts payable and accrued liabilities in the statement of financial position as at September 30, 2024.
As at September 30, 2024, all 245,952 RSUs were issued under the SUP.
Performance Share Units (“PSUs”)
The following table presents information concerning the outstanding number of PSUs for the period:

Number of PSUs

Beginning balance as at April 1, 2024	2,156,527
Forfeited	(213,770)
Ending balance as at September 30, 2024	1,942,757

As at September 30, 2024, all 1,942,757 PSUs were issued under the LTIP.
Other
During the six months ended September 30, 2024, the Company committed to the issuance of RSUs under the SUP and PSUs under the LTIP to certain eligible employees as part of their long-term incentives for the fiscal year ending March 31, 2025. The terms and conditions of the awards were not finalized as at September 30, 2024. The estimated total fair values are based on a percentage of the eligible employees’ annual base salary and represent $2,501,000 for RSUs and $2,291,000 for PSUs. The RSUs and PSUs will vest in the first quarter of the year ending March 31, 2028 and the related expense is recognized over the vesting period.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2024 and 2023	| 11

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
5. SHARE-BASED COMPENSATION (CONT’D)
Share-Based Compensation expense
Total share-based compensation expense for the period is summarized as follows:

	For the three months ended September 30,		For the six months ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Stock options	19	151	69	336
Share purchase plan – employer contribution	343	350	687	707
Share-based compensation granted on business acquisitions	163	402	573	1,287
DSUs	182	135	364	319
RSUs	253	111	560	126
PSUs	79	446	471	898
	1,039	1,595	2,724	3,673

6. EARNINGS (LOSS) PER SHARE

	For the three months ended September 30,		For the six months ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Net loss	(270)	(9,176)	(3,032)	(16,421)

Weighted average number of Shares outstanding (a)	95,909,898	95,767,048	95,649,381	95,480,413
Basic and diluted loss per share	(0.00)	(0.10)	(0.03)	(0.17)

(a) "Shares" include the Subordinate Voting Shares and Multiple Voting Shares
The potentially dilutive outstanding equity instruments, which are the DSUs, PSUs and options mentioned in Note 5 granted under the LTIP and certain shares to be issued as part of anniversary payments related to business acquisition, were not included in the calculation of diluted earnings per share since the Company incurred losses and the inclusion of these equity instruments would have an antidilutive effect.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2024 and 2023	| 12

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
7. ADDITIONAL INFORMATION ON CONSOLIDATED LOSS
The following table provides additional information on the consolidated loss:

	For the three months ended September 30,		For the six months ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Expenses by Nature
Employee compensation and subcontractor costs	97,067	105,223	204,293	223,066
Tax credits (a)	(1,935)	(1,148)	(3,889)	(3,540)
Licenses and telecommunications	3,280	3,362	6,577	6,821
Professional fees	1,690	2,220	3,737	3,977
Other expenses	3,153	3,974	6,541	7,925
Impairment of property and equipment and right-of-use assets and loss on lease termination	—	—	—	1,383
Depreciation of property and equipment	505	850	995	1,849
Depreciation of right-of-use assets	597	648	1,202	1,317
	104,357	115,129	219,456	242,798

Expenses by Function
Cost of revenues	77,386	83,701	159,731	177,203
Selling, general and administrative expenses (b)	25,869	29,930	57,528	62,429
Depreciation	1,102	1,498	2,197	3,166
	104,357	115,129	219,456	242,798

(a) Tax credits are included in cost of revenues.
(b) For the six months ended September 30, 2024, selling, general and administrative expenses includes termination and benefit costs for key management personnel of $1,502,000 (2023 - nil) and $246,000 (2023 - nil) of reversal of share-based compensation expense for forfeited equity instruments.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2024 and 2023	| 13

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
8. BUSINESS ACQUISITION, INTEGRATION AND REORGANIZATION COSTS
The following table summarizes business acquisition, integration and reorganization costs:

	For the three months ended September 30,		For the six months ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Acquisition costs (a)	—	262	—	262
Integration costs (b)	512	901	636	1,640
Reorganization costs (c)	—	1,409	566	1,575
Employee compensation on business acquisition (d)	37	91	130	291
	549	2,663	1,332	3,768

(a) The acquisition costs consisted mainly of professional fees incurred in relation to business acquisitions.
(b) For the three and six months ended September 30, 2024, integration costs consisted mainly of transition costs related to system integrations. For the three and six months ended September 30, 2023, integration costs referred mainly to retention bonuses in relation to business acquisitions and to termination of leases of vacated premises previously acquired as part of business combinations.
(c) Reorganization costs consisted of employee termination costs.
(d) Employee compensation on business acquisition included deferred cash consideration from the Datum acquisition.
9. NET FINANCIAL EXPENSES
The following table summarizes net financial expenses:

	For the three months ended September 30,		For the six months ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Interest on long-term debt	1,315	2,741	3,452	5,762
Interest on lease liabilities	113	186	237	375
Amortization of finance costs	55	99	132	197
Interest accretion on balance of purchase price payable	44	84	132	211
Financing fees	75	40	183	92
Interest income	(100)	(77)	(262)	(344)
	1,502	3,073	3,874	6,293

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2024 and 2023	| 14

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
10. SUPPLEMENTARY CASH FLOW INFORMATION
Changes in non-cash working capital items are as follows:

	For the three months ended September 30,		For the six months ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Accounts receivable and other receivables	(8,581)	(6,171)	6,487	547
Unbilled revenues	7,624	(3,123)	130	1,123
Tax credits receivable	(1,926)	(1,006)	5,934	(3,360)
Prepaids	913	1,464	(3)	532
Other assets	783	(555)	783	(494)
Accounts payable and accrued liabilities	(3,901)	(12,151)	(7,574)	(17,819)
Deferred revenues	109	611	(1,382)	(686)
	(4,979)	(20,931)	4,375	(20,157)

During the six months ended September 30, 2024, non-cash investing and financing activities included additions to right-of-use assets and lease liabilities in the amount of $183,000 (September 30, 2023 - $454,000).

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2024 and 2023	| 15

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
11. SEGMENT INFORMATION
The following tables present the Company's operations based on reportable segments:

	For the three months ended September 30, 2024
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	59,642	46,808	5,064	111,514
Operating income by segment	8,690	7,536	514	16,740
Head office general and administrative expenses				8,481
Business acquisition, integration and reorganization costs				549
Foreign exchange loss (gain)				259
Operating income before depreciation and amortization				7,451
Depreciation and amortization				5,737
Operating income				1,714

	For the three months ended September 30, 2023
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	67,959	45,745	4,788	118,492
Operating income by segment	8,071	5,664	262	13,997
Head office general and administrative expenses				9,136
Business acquisition, integration and reorganization costs				2,663
Foreign exchange loss (gain)				112
Operating income before depreciation and amortization				2,086
Depreciation and amortization				7,675
Operating loss				(5,589)

	For the six months ended September 30, 2024
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	124,777	97,516	10,096	232,389
Operating income by segment	18,567	16,375	636	35,578
Head office general and administrative expenses				20,448
Business acquisition, integration and reorganization costs				1,332
Foreign exchange loss (gain)				242
Operating income before depreciation and amortization				13,556
Depreciation and amortization				11,476
Operating income				2,080

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2024 and 2023	| 16

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
11. SEGMENT INFORMATION (CONT’D)

	For the six months ended September 30, 2023
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	144,946	94,989	10,152	250,087
Operating income by segment	16,041	14,104	974	31,119
Head office general and administrative expenses				20,664
Business acquisition, integration and reorganization costs				3,768
Foreign exchange loss (gain)				(16)
Operating income before depreciation and amortization				6,703
Depreciation and amortization				16,167
Operating loss				(9,464)

Information about revenues
An analysis of the Company’s revenues from customers for each major service category is as follows:

	For the three months ended September 30, 2024
	Canada	U.S.	International	Total
	$	$	$	$
Strategic consulting and enterprise transformation services - time and materials arrangements (a)	49,776	25,889	4,523	80,188
Enterprise transformation services - fixed-fee arrangements	6,401	7,037	481	13,919
Business enablement services	3,465	13,882	60	17,407
	59,642	46,808	5,064	111,514

	For the three months ended September 30, 2023
	Canada	U.S.	International	Total
	$	$	$	$
Strategic consulting and enterprise transformation services - time and materials arrangements (a)	59,221	24,490	4,412	88,123
Enterprise transformation services - fixed-fee arrangements	5,487	9,419	376	15,282
Business enablement services	3,251	11,836	—	15,087
	67,959	45,745	4,788	118,492

(a) Including $29,925,000 (2023 - $25,245,000) of time and materials arrangements applying the Input Method for the three months ended September 30, 2024.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2024 and 2023	| 17

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
11. SEGMENT INFORMATION (CONT’D)

	For the six months ended September 30, 2024
	Canada	U.S.	International	Total
	$	$	$	$
Strategic consulting and enterprise transformation services - time and materials arrangements (b)	105,637	52,890	9,177	167,704
Enterprise transformation services - fixed-fee arrangements	12,208	16,191	860	29,259
Business enablement services	6,932	28,435	59	35,426
	124,777	97,516	10,096	232,389

	For the six months ended September 30, 2023
	Canada	U.S.	International	Total
	$	$	$	$
Strategic consulting and enterprise transformation services - time and materials arrangements (b)	125,690	53,507	8,688	187,885
Enterprise transformation services - fixed-fee arrangements	13,090	17,806	1,464	32,360
Business enablement services	6,166	23,676	—	29,842
	144,946	94,989	10,152	250,087

(b) Including $61,873,000 (2023 - $51,578,000) of time and materials arrangements applying the Input Method for the six months ended September 30, 2024.
Major customer
During the three months ended September 30, 2024, no client generated more than 10% of total revenues (September 30, 2023 - one client generated more than 10% of total revenues for $13,231,000).
During the six months ended September 30, 2024, no client generated more than 10% of total revenues (September 30, 2023 - one client generated more than 10% of total revenues for $28,679,000).
As at September 30, 2024 and as at March 31, 2024, no customer represented more than 10% of total accounts receivable and other receivables.
12. FINANCIAL INSTRUMENTS
Fair Value of Financial Instruments
The carrying amount of cash, accounts receivable and other receivables, other assets, accounts payable and accrued liabilities and long-term debt bearing interest at variable rates is a reasonable approximation of fair value.
The fair value of the long-term debt bearing interest at fixed rates is estimated by discounting expected cash flows at rates that would be currently offered to the Company for debts of the same remaining maturities and conditions (Level 2). For both September 30, 2024 and March 31, 2024, the Company has determined that the fair value of the Credit Facility, the secured loans, the subordinated unsecured loans and the balance of purchase price payable are not significantly different than their carrying amount.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2024 and 2023	| 18